FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP. (formerly Vancan Capital Corp.)
BALANCE SHEETS
(Unaudited, prepared by management) (Expressed In Canadian Dollars)

		March 31	December 31,
		2005	2004

ASSETS

	CURRENT
	Cash	$87,590	$2,010
	Taxes recoverable and prepaids	3,867	3,137
		91,457	5,147

MINERAL PROPERTIES (Note 3)		681,862	681,862
EQUIPMENT		692	738

		$774,011	$687,747

LIABILITIES

	CURRENT
	Accounts payable	$20,120	$35,334
	Due to related parties (Note 4)	4,637	27,080

		24,757	62,414

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued:	6,548,125 common shares	1,961,544	1,823,544
CONTRIBUTED SURPLUS		189,361	128,948
DEFICIT		(1,401,651)	(1,327,159)

		749,254	625,333

		$774,011	$687,747

APPROVED BY THE DIRECTORS:

“DAVE PEARCE”	“STUART ROGERS”
Dave Pearce – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

STATEMENTS OF LOSS AND DEFICIT

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

	Three months ended March 31, 2005	Three months ended March 31, 2004

EXPENSES
Consulting	$-	$23,042
Consulting – stock based compensation (Note 4)	60,413	-
Amortization	46	72
Management fees (Note 4)	7,500	7,500
Office and general	118	1,525
Professional fees	-	3,300
Transfer agent, filing fees and shareholder relations	3,739	7,246
Travel and promotion	2,818	-

LOSS BEFORE THE FOLLOWING	(74,634)	(42,685)

Interest Income	142	500

NET LOSS FOR THE PERIOD	(74,492)	(42,185)

DEFICIT, BEGINNING OF PERIOD	(1,327,159)	(1,117,527)

DEFICIT, END OF PERIOD	$(1,401,651)	$(1,159,712)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.012)	$(0.009)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	6,455,817	4,750,405

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

STATEMENTS OF CASH FLOWS

(Unaudited, prepared by management)

 (Expressed In Canadian Dollars)

	Three months ended March 31, 2005	Three months ended March 31, 2004

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the year	$(74,492)	$(42,185)
Adjust for items not involving cash:
Amortization	46	72
Non-cash consulting expense – stock based compensation	60,413	-

	(14,033)	(42,113)
Changes in non-cash working capital items:
(Increase) in taxes recoverable and prepaids	(730)	3,564
Increase (decrease) in accounts payable	(15,214)	2,981

CASH USED IN OPERATING ACTIVITIES	(29,977)	(35,568)

FINANCING ACTIVITIES
Advances from (repayments to) related parties	(22,443)	-
Issuance of common shares	138,000	52,500

	115,557	52,500

INVESTING ACTIVITIES
Mineral properties acquisition and exploration costs (Note 3)	-	-

	-	-

INCREASE IN CASH DURING THE PERIOD	85,580	16,932

CASH, BEGINNING OF PERIOD	2,010	269,196

CASH, END OF YEAR	$87,590	$286,128

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis.  On May 14, 2004 the name was changed again to “MAX Resource Corp.” with no consolidation of share capital.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any revenues.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.

The Company will depend almost exclusively on outside capital to complete the exploration and development of the mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Mineral properties

The cost of mineral properties and related exploration and development expenditures are capitalized until the properties are placed into production, sold or abandoned.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.  The recorded costs of mineral properties, including exploration and development expenditures, represent costs incurred and are not intended to reflect present or future values.

The costs include the cash or other consideration and the fair market value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

General exploration costs not related to specific properties and general administrative expenses are charged to earnings in the year in which they are incurred.

Environmental protection and reclamation costs

The Company's policy relating to environmental protection and land reclamation programs is to charge to income during the period any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Equipment

Equipment is amortized at 20% per annum on a declining balance basis.

Loss per Share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants have been excluded as they are anti-dilutive.

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  Effective January 1, 2002 the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all stock-based awards made to employees, but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price.  No stock options were granted by the Company during 2002.

Effective January 1, 2003 the Company adopted the new accounting recommendations of the CICA Handbook, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards on a prospective basis.

Financial Instruments

The fair value of the Company’s current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

NOTE 3.

INTEREST IN MINERAL PROPERTIES

Target Claims, Northwest Territories, Canada

By agreement dated January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”). The Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

There were no exploration expenses incurred on the Target Claims during the three-month period ended March 31, 2005 (2004- Nil).   Expenditures to date are as follows:

Field expenses	$ 3,300
Geological consulting	11,638
Geophysical survey	25,000
Travel	12,100
$ 52,038

Gold Hill Property, Alaska

During 2004 the Company entered into an Option Agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the Option Agreement, the Company paid US$25,000 and issued 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company must issue an additional 200,000 shares by January 1, 2005 (which were issued in December, 2004 )and a further 200,000 shares by January 1, 2006.

The Company will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000

2005                 150,000                                         15,000

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”).  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

To date, the Company has incurred the following exploration expenses on the Gold Hill Property:

Drilling	$ 64,913
Field expenses	111,224
Geological consulting	83,089
Lease payments	9,567
Staking	10,811
$ 279,409

The Company did not incur any explorations expenses on the Gold Hill Property during the current period.

NOTE 4.

RELATED PARTY TRANSACTIONS

During the three-month period ended March 31, 2005, management fees of $7,500 (2004 - $7,500) were paid or accrued to a private company controlled by a director.  As at March 31, 2005 $4,637 (2004 - $48,400) was owing to this party for unpaid management fees.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value
Issued:

Balance at March 31, 2004	4,780,625	1,518,619

Shares issued for mineral properties	300,000	121,000
Exercise of stock options	25,000	7,000
Exercise of warrants	1,442,500	314,925

Balance at March 31, 2005	6,548,125	$ 1,961,544

Private Placements

During 2002, the Company completed a private placement of 1,162,500 special warrants at a price of $.16 per special warrant for net proceeds of $186,000.  Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $.21 per share for a period of two years from the date of the issuance of the special warrant.  In July, 2002 the special warrants were all exchanged for 1,162,500 common shares and 1,162,500 warrants.  The warrants were subsequently all exercised prior to their expiry on May 8, 2004.

In January 2003 the Company completed a private placement of 600,000 units at $0.17 per unit for proceeds of $102,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 for two years.  The warrants were subsequently all exercised prior to their expiry in January, 2005.

In December 2003 the Company completed a private placement of 1,000,000 units at $0.26 per unit for proceeds of $260,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 for two years.

Stock Options

On June 30, 2004 the Company granted stock options to directors, employees and consultants entitling them to purchase 283,000 common shares at a price of $0.40 per share to September 30, 2006.  The granting of these options resulted in a stock based compensation expense of $28,682 being recorded, representing the fair value of the options.  In accordance with the new accounting recommendations effective January 1, 2003, the Company has elected to expense the fair value of all stock options granted.  The total fair value of $28,262 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 41.45%.

On February 23, 2005 the Company granted stock options to directors and employees entitling them to purchase 371,000 common shares at a price of $0.30 per share to February 23, 2007.  The granting of these options resulted in a stock based compensation expense of $60,413 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 101.98%.

Stock Options (continued):

On February 5, 2005 281,000 stock options exercisable at $0.28 per share expired unexercised.

At March 31, 2005 stock options were outstanding exercisable to purchase 283,000 common shares at a price of $0.40 per share to September 30, 2006 and 371,000 common shares at $0.30 per share to February 23, 2007.

Warrants

In January 2003 the Company completed a private placement of 600,000 units at $0.17 per unit, with each unit consisting of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 until January 28, 2005.   These warrants were exercised during the period.

In December 2003 the Company completed a private placement of 1,000,000 units at $0.26 per unit, with each unit consisting of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 until December 19, 2005.  At March 31, 2005 there were 1,000,000 of these warrants outstanding.

In conjunction with an Option to acquire an interest in the Gold Hill Property near Cantwell, Alaska (see Note 3) the Company issued 100,000 Warrants exercisable at $0.47 per share until June 15, 2005.  These warrants were outstanding at March 31, 2005.

NOTE 5.

SUBSEQUENT EVENTS

a)

On April 19, 2005 The Company completed the acquisition of an interest in the MacInnis Lake Uranium Project in the Northwest Territories from Alberta Star Development Corp.

The terms of the Option Agreement call for cash payments totaling $30,000 (of which $15,000 has been paid and $15,000 is to be paid one year from the date of closing); the issuance to Alberta Star of 200,000 shares of MAX upon acceptance of the Option Agreement; and work commitments totaling $2,000,000 over a five year period (being $750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

MAX can earn a 25% interest in the MacInnis Lake project upon making the cash payments and issuing the 200,000 shares referenced above, together with the first $1,000,000 in work commitments.  MAX can earn a further 25% interest when it completes $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.

b)

On April 29, 2005 the Company completed a non-brokered private placement of 1,135,000 Units at $0.40 per Unit, with each Unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.50 per share for a two year period from closing.   Finders fees of $9,300 were paid with respect to this placement, along with the issuance of 25,000 agents warrants, with each warrant exercisable to purchase one share at a price of $0.40 per share for a period of two years from closing.

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three Month Period ended March 31, 2005

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the three month period ended March 31, 2005.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at May 25, 2005.

During the period under review, the Company focused its attention on the review and possible acquisition of additional mineral exploration properties that would complement the Company’s Target 1 & 2 Claims in the Northwest Territories of Canada.

Target Lake Claims, Northwest Territories

In mid-September, 2004 MAX was advised by Alberta Star Exploration Inc. (TSX-V:ASX; OTC BB: ASXSF) that Fronteer Development Group (TSX:FRG), as operator, had intersected high-grade uranium mineralization on Alberta Star’s Longtom Lake property in the Bear province of Canada's Northwest Territories, immediately adjacent to MAX’s Target 1 and Target 2 Claims, which are jointly held with Alberta Star.

Drilling conducted by Fronteer intersected 1.68 per cent U3O8 over one metre at a downhole depth of 80 metres, which was part of a broader interval that returned 0.56 per cent U3O8 over three metres, and 0.16 per cent U3O8 over one metre that was intersected at a depth of 51 metres in the same hole.

Drill programs conducted by other operators on the Longtom Lake property had previously intersected anomalous to high-grade uranium.  Within a 300-metre radius of the new discovery, eight historic drill holes had intersected uranium mineralization with indicated values ranging between 0.21 per cent U3O8 over 0.6 metre at a downhole depth of 44.5 metres, and 0.48 per cent U3O8 over 1.5 metres at a downhole depth of 59 metres.

Based on these recent results and historical records for the surrounding area, there are indications of a near-surface uranium system of size and high-grade potential.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$29/lb. on May 23, 2005.

In fiscal 2003 MAX acquired a 50% interest in both the Target 2 Claim (2,530.8 hectares), located adjacent to and immediately north and west of Longtom Lake, and the Target 1 claim, comprising 1,781.9 acres adjacent to the west side of Longtom Lake.

The Company intends to review all available data from exploration work conducted by Alberta Star and others in order to determine what exploration activity, if any, should be undertaken by MAX on the Target Claims during the exploration season in fiscal 2005.  No funds were expended on the Target Claims during the three month period ended March 31, 2005.

Stock Options

On February 5, 2005 incentive stock options exercisable to purchase 281,000 shares at $0.28 per share expired.  On February 23, 2005 the Company agreed to grant incentive stock options pursuant to its stock option plan to directors and officers on a total of 371,000 common shares at an exercise price of $0.30 per share for a period of two years, effectively replacing the options that had expired.

MacInnis Lake Uranium Project – Northwest Territories

On April 1, 2005 the Company entered into an Option Agreement with Alberta Star whereby MAX can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.

The MacInnis Lake uranium claim block is comprised of 15 mineral claims totalling 26,184.64 acres and is located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 275 km southeast of the city of Yellowknife, Northwest Territories.

The MacInnis Lake area is known to have widespread surface uranium mineralization, and contains 28 known high grade uranium showings that were discovered between 1954 and 1988.  Uranium exploration on the MacInnis Lake properties was commenced in 1954 with the discovery of large uranium outcrops and widespread surface uranium mineralization.  Exploration continued extensively until 1988`and the results have been reported by the Geological Survey of Canada.  Uranium exploration involved companies such as Cominco, Shell, PNC, and Uranerz.  The MacIinnis Lake uranium properties are located in the Nonacho Basin, a sandstone terrane of Proterozoic age that rests unconformably on Archean basement formations.  This setting is geologically analogous to the Athabasca Sandstone Basin of Northern Saskatchewan.

The MacInnis Lake uranium occurrences are characterized as an Unconformity Type Uranium system.  The MacInnis lake area is situated 280 km north of Saskatchewan’s Athabasca Uranium Basin, and is considered one of the Northwest Territories most prospective uranium bearing regions. Alberta Star has commenced plans to explore and expand uranium drill targets at MacInnis Lake, with preparations underway for a spring and summer exploration season consisting of regional mapping, trenching, reviewing archived drill data and completing a comprehensive regional airborne magnetic and radiometric survey.   Drill targeting will focus on expanding known uranium showings.

The terms of the Option Agreement with Alberta Star, which was closed on April 19, 2005, call for payment by MAX of:

(i)

cash payments totalling $30,000 (of which $15,000 has been paid and $15,000 is due one year from the date of Exchange acceptance);

(ii)

the issuance to Alberta Star of 200,000 shares of MAX; and

(iii)

work commitments totalling $2,000,000 over a five year period (being $750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

The terms of the Option Agreement call for MAX to earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  MAX earns a further 25% interest when it completes the $2,000,000 in work commitments.

The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the Option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as Operator on the MacInnis Lake project for the term of the Option Agreement.

The Option to earn an interest in the MacInnis Lake project will complement MAX’s current property holdings in the Northwest Territories, the Target 1 and 2 Claims, also held jointly with Alberta Star.

Mr. Clancy J. Wendt, P.Geo, who has over 34 years experience in the mining industry and is a Licensed Geologist in the State of Arizona (#18283), will be acting as the qualified person as defined in National Instrument 43-101 for the purpose of the technical release of information relating to the MacInnis Lake Project.  Mr. Wendt has worked with such notable uranium companies as Phillips Uranium, Teton Exploration and Cerro Corporation.  He has conducted all phases of uranium exploration, from conceptual targeting to drilling and evaluation, with extensive experience in the Wyoming, New Mexico, Utah and South Dakota uranium fields.

Private Placement

To satisfy its initial obligations under the Option Agreement, MAX completed a non-brokered private placement of 1,135,000 Units at $0.40 per Unit, with each Unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.50 per share for a two year period from closing.   The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on August 26, 2005.

MAX has paid finders fees of $9,300 with respect to this placement.  In addition, MAX has issued 25,000 agents warrants to Research Capital Corp., with each warrant exercisable to purchase one share at a price of $0.40 per share for a period of two years from closing.

Results of Operations – Three Months ended March 31, 2005

During the three-month period ended March 31, 2005, the Company incurred operating expenses of $74,634 as compared to operating expenses of $42,685 for the three-month period ended March 31, 2004.  The significant changes during the current fiscal period compared to the three-month period ended March 31, 2004 are as follows:

Consulting expense of $23,042 was incurred during the three-month period ended March 31, 2004 for retaining the services of a professional geologist to review potential mineral acquisitions.  There was no geological consulting expense incurred during the current fiscal period.

Stock based compensation expense, a non-cash item, of $60,413 was incurred during the current fiscal period due to the granting of 371,000 stock options exercisable at $0.30 per share to directors and employees in February, 2005.  There were no stock options granted during the three-month period ended March 31, 2004 and therefore no stock based compensation expense was incurred.

During the three-month period ended March 31, 2005, office and general expense was reduced to $118 from the $1,525 incurred during the same period a year prior for printing and mailing of the Information Circular for the Company’s Annual General Meeting held on March 31, 2004.  There were no professional fees for accounting and legal services incurred during the three-month period ended March 31, 2005 as compared to the $3,300 that was incurred during the same period a year prior for preparation of audited financial statements for the fiscal year ended December 31, 2003 for inclusion in the Information Circular for the Annual General Meeting held in March, 2004.

Transfer agent, filing fees and shareholder relations expenses were reduced to $3,739 during the three-month period ended March 31, 2005 from the $7,246 incurred during the same period a year prior for additional transfer agent services related to the Company’s Annual General Meeting held March 31, 2004 and SEDAR fees required for filing of the Company’s Annual Financial Statements.

During the current fiscal period, the Company incurred travel costs of $2,818 for review of potential property acquisitions.  There were no travel expenses incurred during the three-month period ended March 31, 2004.

Interest income of $142 earned during the three-month period ended March 31, 2005 was reduced from the $500 earned during the same period a year prior, when the Company was maintaining a higher cash balance.

As a result of the foregoing, the net loss for the Company for the three-month period ended March 31, 2005 was $74,492 as compared to a net loss from operations of $42,185 for the three-month period ended March 31, 2004.

Summary of Quarterly Results

	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03	Q2-03
Revenue	142	52	88	231	500	122	92	175
Net Loss ($)	74,492	69,340	39,289	58,818	42,185	70,252	27,602	28,143
Per Share	0.012	0.013	0.007	0.011	0.009	0.021	0.008	0.008

Quarterly losses during the year ended December 31, 2003 were relatively consistent until the fourth quarter when a non-cash stock-based compensation expense of $49,000 was incurred due to the granting of options, resulting in an increase in the loss for the quarter to $70,252.

During the first quarter of fiscal 2004, the Company incurred a loss of $42,185, primarily as a result of consulting fees of $23,042 for geological consulting services incurred for the review of prospective resource properties, offset by a reduction in management fees by $7,500 from the $15,000 charged during prior quarters.

During the second quarter of fiscal 2004, the Company’s loss increased to $58,818 primarily as a result of non-cash stock-based compensation expense of $28,862 incurred due to the granting of stock options during the period.   As there were no stock options granted during the third quarter of fiscal 2004, the Company’s loss for the period decreased to $39,289.

The loss for the fourth quarter of fiscal 2004 increased to $69,340 due to additional stock-based compensation expenses recorded for options granted earlier in the year and for warrants issued to Zazu that formed part of the consideration paid for acquisition of the interest in the Gold Hill property.

During the first quarter of fiscal 2005, the loss increased to $74,492 primarily due to stock-based compensation expense of $60,413 recorded for options granted during the period.

Liquidity and Solvency

At March 31, 2005 the Company had a working capital deficit of $66,700 with cash on hand of $87,590.  This compares to a working capital deficit of $57,267 with cash on hand of $2,010 at December 31, 2004.  The increase in cash during the three month period ended March 31, 2005 was primarily due to cash receipts of $138,000 from the exercise of share purchase warrants, offset by cash used by operating activities of $29,977 and a reduction in amounts due to related parties of $22,443.  During the three month period ended March 31, 2004 cash increased by $16,932 due to receipt of $52,500 from the exercise of share purchase warrants, offset by cash used in operating activities of $35,568.

The Company has now exceeded its first year work obligations on the Gold Hill property in Alaska, with an expenditure of approximately US$25,000 required to satisfy its remaining work obligations for the second year.  During January, 2005 the Company received $138,000 from the exercise of 600,000 warrants at $0.23 per share prior to their expiry during that month.  In April, 2005 the Company completed a private placement of $454,000 consisting of 1,135,000 units at $0.40 per unit, with each unit consisting of one share and a half warrant, with each full warrant exercisable to purchase an additional share at $0.50 for a two year period from closing.  This financing will provide the Company with sufficient cash to fund its general and administrative obligation for the balance of fiscal 2005 and limited exploration on the Gold Hill and MacInnis Lake properties.  MAX will be required to raise additional capital in order to fund its portion of the exploration drilling planned at MacInnis Lake, currently scheduled for the summer of 2005.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Related Party Transactions

During the three month period ended March 31, 2005 the Company paid management fees of $7,500 to a private company controlled by the President of the Company.

Investor Relations

On June 30, 2004 the Company retained the services of Tangent Management Corp. of Vancouver, B.C., to design and implement a comprehensive public and investor relations strategy.  This investor relations program was focused on shareholder communications and building an active following of investment professionals for MAX in Canada and the United States.

Tangent was retained for an initial three-month term at $5,000 per month, plus $5,000 for preparation of investor relations materials.  The Company also granted Tangent an incentive stock option on 90,000 shares at an exercise price of $0.40 per share for a two year period, subject to exchange rules with regard to vesting and pricing.

The Company did not incur any expenditures on investor relations the three month period ended March 31, 2005 as it was not active on any of its properties.

Contingencies

The Company is aware of no contingencies or pending legal proceedings as of May 25, 2005.

Equity Securities Issued and Outstanding

The Company had 7,883,125 common shares issued and outstanding as of May 25, 2005.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stuart Rogers, President of MAX RESOURCE CORP., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of MAX Resource Corp. (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 25, 2005

“STUART ROGERS”

STUART ROGERS

President

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, David Pearce, Chief Financial Officer of MAX RESOURCE CORP., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of MAX Resource Corp. (the issuer) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 25, 2005

“DAVID PEARCE”

DAVID PEARCE

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   May 31, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director